January 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Katherine Bagley

Re:	Accelerate Diagnostics, Inc.
Registration Statement on Form S-1
File No. 333-276031

Acceleration Request

Requested Date:	January 18, 2024
Requested Time:	4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Accelerate Diagnostics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-276031 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M. Eastern Time, on January 18, 2024 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ David Patience
David Patience
Chief Financial Officer
Accelerate Diagnostics, Inc.

cc:	Jack Phillips, Chief Executive Officer
Michael A. Gordon, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
J. Carlton Fleming, Sidley Austin LLP
Michael D. Maline, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP
Keunjung Cho, Covington & Burling LLP